Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our report dated September 21, 2026, with respect to the consolidated balance sheets of the Company as of June 30, 2026 and 2025, and the related consolidated statements of operations and comprehensive (loss) income, stockholders’ equity, and cash flows for the year ended June 30, 2026, for the six-month period ended June 30, 2025, and the year ended December 31, 2024, included in the Annual Report of Bloomia Holdings, Inc. on Form 10-K for the year ended June 30, 2026. We hereby consent to the incorporation by reference of said report in the following Registration Statements, and to the reference of our firm under the caption “Experts” therein, of Bloomia Holdings, Inc. on the Forms indicated:

Form S-8:

File No. 333-226670, effective August 8, 2018

Form S-1 (including amendments thereto):

File No. 333-292897, effective February 18, 2026

/s/ Boulay PLLP

Minneapolis, Minnesota

September 21, 2026